Engo Valley Uranium Project receives renewed Exclusive Prospecting License

Manitoba, Canada, March 6, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake" or the "Company") is pleased to announce that the Exclusive Prospecting License EPL-5887 ("EPL-5887"), which hosts the Engo Valley Uranium Project (the "Project"), has been renewed by the Namibian Ministry of Mines and Energy and is valid until February 12, 2026.

CEO Remarks

"We are pleased with the extension of EPL-5887 by the Namibian Minister of Mines and Energy, and believe this extension reflects the Ministry's confidence in the progress made on the Project thus far and the proposed future work program," commented Frank Wheatley, CEO of Snow Lake.  He continued: "This extension grants us the flexibility to carry out a comprehensive exploration and development program designed to investigate the Project's promising geological potential for economic deposits of uranium mineralization."

Exclusive Prospecting License 5887

EPL-5887 is held by Namibia Minerals and Investment Holding (Pty) Ltd. ("NMIH"). It covers an area of 69,530 hectares and is valid until February 12, 2026.  EPL-5887 covers base and rare metals, industrial minerals, non-nuclear fuel mineral, nuclear fuel minerals, precious metals and precious stones.

Acquisition of An 85% Interest in the Engo Valley Uranium Project

As detailed in Snow Lake's press release of February 21, 2024, Snow Lake and a private British Columbia company have entered into a binding letter of intent, pursuant to which Snow Lake will acquire up to 85% of NMIH, which in turn is the sole registered and beneficial owner of 100% of the right, title and interest in EPL-5887.

Namibia

Namibia is ranked as the 6th highest African mining jurisdiction for mining investment according to the Fraser Institute's 2022 annual survey, and was the world's third-largest producer of uranium, accounting for 11% of global production, in 20221.  The Husab Uranium Mine and the Rossing Mine are currently the only operating uranium mines in Namibia, with 5 major uranium mines currently in development.

1  Fraser Institute.  GlobalData's Global Uranium Mining to 2026 Report.

About Snow Lake Resources Ltd.

Snow Lake is a Canadian clean energy development company listed on Nasdaq: LTIM with a portfolio of clean energy mineral projects comprised of two hard rock lithium projects and one uranium project.  The Snow Lake Lithium™ Project is a development project located in the Snow Lake region of Northern Manitoba, the Shatford Lake Lithium Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake is focused on advancing all of its projects through the various phases of exploration and development and into production in order to supply the minerals and resources needed for the clean energy transition.  Learn more at www.snowlakelithium.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information

Company

Frank Wheatley, CEO

+1 (604) 562-1916

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